Filed Pursuant to Rule 424(b)(3)
File No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 8 DATED JANUARY 16, 2008

SUPPLEMENT NO. 9 DATED FEBRUARY 19, 2008

Supplement Nos. 8 and 9 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 8 (cumulative, replacing all prior supplements) dated January 16, 2008 reports on (a) our purchase of 11 hotels containing a total of 1,314 rooms for an aggregate gross purchase price of $251,111,616; and (b) certain purchase contracts that relate to 35 hotels containing a total of 4,028 guest rooms and that provide for an aggregate gross purchase price of approximately $526.6 million.

Supplement No. 9 dated February 19, 2008 reports on (a) our purchase of two hotels containing a total of 205 rooms for an aggregate gross purchase price of $25.7 million; and (b) certain purchase contracts that relate to two hotels containing a total of 264 guest rooms and that provide for an aggregate gross purchase price of approximately $32.3 million.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of January 23, 2008, we had closed on the sale of 68,956,785 additional units at $11 per unit and from such sale we raised gross proceeds of $758,524,637 and proceeds net of selling commissions and marketing expenses of $682,672,173. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $808,524,637 and proceeds net of selling commissions and marketing expenses of $727,672,173.

In connection with our hotel purchases to date, we paid a total of $5,532,242, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.